Mail Stop 3561

August 13, 2009

Michael Hamilton, Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 960
New York, New York 10004

> **Re: MMC Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 30, 2009**
> **Form 8-K**
> **Filed August 4, 2009**
> **Form 8-K**
> **Filed August 11, 2009**
> **File No. 1-33564**

Dear Mr. Hamilton:

We have reviewed your letter dated July 29, 2009 in response to our July 27, 2009 comment letter and your revised preliminary proxy statement on Schedule 14A, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>General</u>

1. We note your current report on Form 8-K that was filed on August 4, 2009, in which you disclose that you have entered into an amendment providing for the extension of the maturity date of your loan facility with GE Energy Financial Services from July 31, 2009 to August 14, 2009. Also, we note your current report on Form 8-K that was filed on August 11, 2009, in which you discuss the sale of your two remaining General Electric LM6000PC Sprint turbines in an all-cash transaction for an aggregate purchase price of $26.65 million. Please update the disclosure throughout

your preliminary proxy statement, as appropriate, to discuss how these actions impact the matters you are asking shareholders to vote on in the proxy statement.

<p style="text-align:center">*****</p>

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, John Fieldsend, Staff Attorney, at (202) 551-33343, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Anthony Saur, Esq.
	DLA Piper LLP (US)
	Via Facsimile